UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

Chris Mathiesen
c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor
New York, NY 10019
(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q9225T102	SCHEDULE 13D	Page 1 of 12 Pages

1	NAME OF REPORTING PERSON Decarbonization Plus Acquisition Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 27, 2022: 11.02% (2) As of March 3, 2023: 5.48% (3)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes (i) 2,528,545 of the Issuer’s Ordinary Shares underlying warrants that were exercisable within 60 days of January 27, 2022 (the “Private Placement Warrants”) and (ii) 3,333,333 of the Issuer’s Ordinary Shares that Decarbonization Plus Acquisition Sponsor II LLC became obligated to purchase pursuant to an option agreement on January 27, 2022 (the “Backstop Option Shares”).

(2)	This percentage is based on 141,242,573 of the Issuer’s Ordinary Shares, which includes (i) 135,380,695 of the Issuer’s Ordinary Shares outstanding as of January 27, 2022 (as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on January 14, 2022), (ii) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (iii) 3,333,333 Backstop Option Shares.

(3)	This percentage is based on 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 21, 2022.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Decarbonization Plus Acquisition Sponsor Manager II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 27, 2022: 11.02% (2) As of March 3, 2023: 5.48% (3)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes (i) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (ii) 3,333,333 Backstop Option Shares.

(2)	This percentage is based on 141,242,573 of the Issuer’s Ordinary Shares, which includes (i) 135,380,695 of the Issuer’s Ordinary Shares outstanding as of January 27, 2022 (as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on January 14, 2022), (ii) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (iii) 3,333,333 Backstop Option Shares.

(3)	This percentage is based on 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 21, 2022.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Riverstone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 8,519,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 27, 2022: 11.02% (2) As of March 3, 2023: 5.48% (3)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes (i) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (ii) 3,333,333 Backstop Option Shares.

(2)	This percentage is based on 141,242,573 of the Issuer’s Ordinary Shares, which includes (i) 135,380,695 of the Issuer’s Ordinary Shares outstanding as of January 27, 2022 (as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on January 14, 2022), (ii) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (iii) 3,333,333 Backstop Option Shares.

(3)	This percentage is based on 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 21, 2022.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON David M. Leuschen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 11,703,946 (2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 11,703,946 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 11,703,946 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 27, 2022: 11.02% (3) As of March 3, 2023: 7.53% (4)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (ii) 3,333,333 Backstop Option Shares.

(2)	Includes 45,130 of the Issuer’s Ordinary Shares which may be purchased by exercising warrants that are presently exercisable.

(3)	This percentage is based on 141,242,573 of the Issuer’s Ordinary Shares, which includes (i) 135,380,695 of the Issuer’s Ordinary Shares outstanding as of January 27, 2022 (as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on January 14, 2022), (ii) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (iii) 3,333,333 Backstop Option Shares.

(4)	This percentage is based on 155,533,986 of the Issuer’s Ordinary Shares, which includes (i) 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022 (as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 21, 2022) and (ii) 45,130 of the Issuer’s Ordinary Shares which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Pierre F. Lapeyre, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 11,703,946 (2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 11,703,946 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 27, 2022: 15,564,378 (1) As of March 3, 2023: 11,703,946 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of January 27, 2022: 11.02% (3) As of March 3, 2023: 7.53% (4)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (ii) 3,333,333 Backstop Option Shares.

(2)	Includes 45,130 of the Issuer’s Ordinary Shares which may be purchased by exercising warrants that are presently exercisable.

(3)	This percentage is based on 141,242,573 of the Issuer’s Ordinary Shares, which includes (i) 135,380,695 of the Issuer’s Ordinary Shares outstanding as of January 27, 2022 (as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on January 14, 2022), (ii) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (iii) 3,333,333 Backstop Option Shares.

(4)	This percentage is based on 155,533,986 of the Issuer’s Ordinary Shares, which includes (i) 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022 (as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 21, 2022) and (ii) 45,130 of the Issuer’s Ordinary Shares which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 6 of 12 Pages

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) is being filed because the Reporting Persons (as defined below) may be deemed to have acquired beneficial ownership of more than 2% of the Ordinary Shares, no par value per share (the “Ordinary Shares”), of Tritium DCFC Limited, a public limited company organized under the laws of Australia (the “Issuer”) upon receipt of notice from the Issuer on January 27, 2022 that Sponsor (as defined herein) was obligated to purchase the Backstop Option Shares (as defined herein). As such, this Schedule 13D includes disclosures as of January 27, 2022 (the date the Reporting Persons’ filing obligations under Schedule 13D first began) and as of the filing date of this Schedule 13D (March 3, 2023), and also includes disclosure of all subsequent material changes and transactions involving the Ordinary Shares which were effected by the Reporting Persons. See Item 3 below for further detail regarding these transactions.

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 48 Miller Street, Murarrie, QLD 4172, Australia.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i)  Decarbonization Plus Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”);

(ii)  Decarbonization Plus Acquisition Sponsor Manager II, LLC, a Delaware limited liability company (“Sponsor Manager”);

(iii)  Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone”), as the managing member of Sponsor;

(iv)  David M. Leuschen, a U.S. citizen (“Mr. Leuschen”), as a managing director of Riverstone; and

(v)  Pierre F. Lapeyre, Jr., a U.S. citizen (“Mr. Lapeyre,” collectively with Sponsor, Riverstone and Mr. Leuschen, the “Reporting Persons”), as a managing director of Riverstone.

Information with respect to executive officers and directors of Sponsor, Sponsor Manager and Riverstone (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

(b)  The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c)  Sponsor, Sponsor Manager and Riverstone are principally engaged in the business of investing in securities, including of the Issuer. Mr. Leuschen and Mr. Lapeyre are the Founders and Senior Managing Directors of Riverstone.

(d)  During the last five years, none of the Reporting Persons or Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 4 is incorporated herein by reference.

Securities Held Directly By Sponsor

On December 8, 2020, Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), issued an aggregate of 5,750,000 shares of DCRN’s Class B Common Stock to Sponsor for a capital contribution of $25,000. In January 2021, DCRN effected a stock dividend with respect to DCRN’s Class B Common Stock of 4,312,500 shares thereof, resulting in Sponsor holding 10,062,500 shares of DCRN’s Class B Common Stock. In January 2021, Sponsor forfeited an aggregate of 400,000 shares of DCRN’s Class B Common Stock, resulting in Sponsor holding 9,662,500 shares of DCRN’s Class B Common Stock.

On February 8, 2021, simultaneously with the closing of DCRN’s initial public offering (the “Initial Public Offering”) and pursuant to a Private Placement Warrants Purchase Agreement, dated February 3, 2021, by and among DCRN, Sponsor and the other parties thereto, DCRN completed the private sale of 6,333,996 warrants (the “DCRN Private Placement Warrants”) at a purchase price of $1.50 per DCRN Private Placement Warrant to Sponsor, generating gross proceeds to DCRN of approximately $9.5 million.

On April 21, 2021, one of DCRN’s independent directors forfeited 40,000 shares of DCRN’s Class B Common Stock in connection with such director’s resignation from DCRN’s board of directors, and Sponsor acquired an equivalent number of shares of DCRN’s Class B Common Stock from DCRN.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 7 of 12 Pages

On January 13, 2022, pursuant to that certain Business Combination Agreement, dated as of May 25, 2021, as amended by that certain First Amendment to the Business Combination Agreement, dated July 27, 2021 (the “Business Combination Agreement”), by and among DCRN, the Issuer, Tritium Holdings Pty Ltd, a limited proprietary company organized under the laws of Australia (“Legacy Tritium”), and the other parties thereto, the Issuer completed its initial business combination (the “Business Combination”) through the following transactions:

•	Pursuant to the share transfer agreement entered into by DCRN, the Issuer, Legacy Tritium and Legacy Tritium shareholders, the holders of ordinary shares in Legacy Tritium (“Legacy Tritium Shares”) transferred their Legacy Tritium Shares to the Issuer in exchange for an aggregate of 120,000,000 Ordinary Shares and the Issuer became the ultimate parent company of Legacy Tritium and any subsidiaries of Legacy Tritium;

•	Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, merged with and into DCRN (the “Merger”), with DCRN surviving as a wholly owned subsidiary of the Issuer, as a result of which each share of Class A Common Stock of DCRN (other than those shares redeemed) were exchanged for one Ordinary Share and each DCRN warrant to acquire one share of common stock of DCRN was automatically converted into a warrant to acquire one Ordinary Share and thereupon were assumed by the Issuer pursuant to the (i) Warrant Assignment and Assumption Agreement, dated January 13, 2022, by and among DCRN, the Issuer, Continental Stock Transfer & Trust Company, a New York corporation (“CST”), and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (collectively, “Computershare”) and (ii) Amended and Restated Warrant Agreement, dated January 13, 2022, by and among the Issuer and Computershare (the “Warrant Agreement”); and

•	At the effective time of the Merger, each share of Class B Common Stock of DCRN was cancelled and converted into Class A Common Stock of DCRN in accordance with the DCRN’s amended and restated certificate of incorporation and, accordingly, were exchanged for Ordinary Shares pursuant to the Merger.

Upon the closing of the Business Combination (the “Closing”), the Issuer and Sponsor entered into an option agreement (the “Backstop Option Agreement”) pursuant to which Sponsor committed to subscribe for and purchase, an aggregate of 3,333,333 Ordinary Shares (the “Backstop Option Shares”), for a price of $6.00 per share and an aggregate purchase price of approximately $20.0 million. On January 27, 2022, the Issuer provided notice to Sponsor that it had elected to exercise its rights under the Backstop Option Agreement to issue an aggregate of 3,333,333 of the Issuer’s Ordinary Shares to Sponsor, and Sponsor acquired such shares on February 17, 2022.

On February 12, 2022, the warrants that Sponsor received in exchange for the DCRN Private Placement Warrants (the “Private Placement Warrants”) became exercisable. On February 25, 2022, pursuant to the terms of the Warrant Agreement, Sponsor exercised all 6,333,996 Private Placement Warrants and accordingly purchased 2,528,545 of the Issuer’s Ordinary Shares.

On October 26, 2022, December 14, 2022, and January 24, 2023, Sponsor effected distributions of 3,798,129, 16,667, and 3,230,146, respectively, of the Issuer’s Ordinary Shares to its members.

Securities Held Directly By REL Batavia Partnership, L.P. (“REL”)

On September 2, 2022, Tritium Pty Ltd (as borrower), the Issuer, and the other parties thereto, entered into a Senior Loan Note Subscription Agreement (the “LNSA”) with REL Batavia Partnership, L.P. (“REL”) and the other parties thereto, for an aggregate principal amount of $150.0 million, subject to certain conditions. In connection with the transactions contemplated by the LNSA, the Issuer issued to REL an aggregate of 135,389 warrants to subscribe for and purchase Ordinary Shares of the Issuer (the “Financing Warrants”), pursuant to the Subscription and Registration Rights Agreement, dated September 2, 2022 (the “Subscription Agreement”) by and among the Issuer, REL, and the other parties thereto, and the Warrant Agreement, dated as of September 2, 2022 (the “Financing Warrant Agreement”), by and among the Issuer and the other parties thereto.

Each Financing Warrant is initially exercisable for one Ordinary Share, subject to adjustment as described in the Financing Warrant Agreement, and has an Exercise Price of $0.0001 per share. The Financing Warrant Agreement provides that the Financing Warrants shall vest and become exercisable by REL as follows: (a) 45,130 of the Financing Warrants became immediately exercisable upon the closing of the financing transactions, which occurred on September 12, 2022; (b) 45,130 of the Financing Warrants will vest and be exercisable on the on the date that is nine months after September 12, 2022; and (c) 45,129 of the Financing Warrants will vest and be exercisable on the date that is eighteen months after September 12, 2022. The Financing Warrants are subject to accelerated vesting upon the occurrence of certain events, including, but not limited to, an Event of Default or the announcement of transactions reasonably likely to lead to a Change of Control (as each such term is defined in the LNSA).

REL directly holds 3,139,380 Ordinary Shares. On October 26, 2022 and January 24, 2023, Sponsor effected distributions to REL without additional consideration of 2,632,810 and 506,570, respectively, of the Issuer’s Ordinary Shares.

Item 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 is incorporated herein by reference. The Reporting Persons may further purchase, hold, vote, trade, dispose of, or otherwise deal in the Ordinary Shares at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Ordinary Shares, changes in the Issuer’s operations, business strategy, or prospects. The Reporting Persons may review, monitor, and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions, the Issuer’s management, competitive and strategic matters, capital structure, liquidity objectives, and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 8 of 12 Pages

Robert M. Tichio serves as a non-executive member and Chair of the board of directors of the Issuer and as a Partner of Riverstone. Accordingly, he may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER (a) — (b)

Beneficial Ownership as of January 27, 2022

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of January 27, 2022. The percent of class presented below is based on 141,242,573 of the Issuer’s Ordinary Shares, which includes (i) 135,380,695 of the Issuer’s Ordinary Shares outstanding as of January 27, 2022, (ii) 2,528,545 of the Issuer’s Ordinary Shares underlying the Private Placement Warrants and (iii) 3,333,333 of the Issuer’s Ordinary Shares which may be acquired pursuant to the Backstop Option Agreement within 60 days of January 27, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsor II LLC	15,564,378	11.02%	0	15,564,378	0	15,564,378
Decarbonization Plus Acquisition Sponsor Manager II, LLC	15,564,378	11.02%	0	15,564,378	0	15,564,378
Riverstone Holdings LLC	15,564,378	11.02%	0	15,564,378	0	15,564,378
David M. Leuschen	15,564,378	11.02%	0	15,564,378	0	15,564,378
Pierre F. Lapeyre Jr.	15,564,378	11.02%	0	15,564,378	0	15,564,378

Sponsor is the record holder of 9,702,500 Ordinary Shares, warrants to purchase 2,528,545 Ordinary Shares that were exercisable within 60 days of January 27, 2022, and options to acquire 3,333,333 Ordinary Shares pursuant to the Backstop Option Agreement within 60 days of January 27, 2022. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the sole and managing member of Sponsor Manager. Sponsor Manager is the managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

Beneficial Ownership as of March 3, 2023

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of March 3, 2023. The percent of class presented below as pertaining to Sponsor and Riverstone is based upon 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022. The percent of class presented below as pertaining to David M. Leuschen and Pierre F. Lapeyre, Jr. is based upon 155,533,986 of the Issuer’s Ordinary Shares, which includes (i) 155,488,856 of the Issuer’s Ordinary Shares outstanding as of December 20, 2022 (as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 21, 2022) and (ii) 45,130 of the Issuer’s Ordinary Shares which may be purchased by exercising Financing Warrants that are that are presently exercisable.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsor II LLC	8,519,436	5.48%	0	8,519,436	0	8,519,436
Decarbonization Plus Acquisition Sponsor Manager II, LLC	8,519,436	5.48%	0	8,519,436	0	8,519,436
Riverstone Holdings LLC	8,519,436	5.48%	0	8,519,436	0	8,519,436
David M. Leuschen	11,703,946	7.53%	0	11,703,946	0	11,703,946
Pierre F. Lapeyre Jr.	11,703,946	7.53%	0	11,703,946	0	11,703,946

CUSIP No. Q9225T102	SCHEDULE 13D	Page 9 of 12 Pages

Sponsor is the record holder of 8,519,436 Ordinary Shares. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the sole and managing member of Sponsor Manager. Sponsor Manager is the managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

REL is the record holder of 3,139,380 Ordinary Shares and Financing Warrants to purchase 45,130 Ordinary Shares that are presently exercisable. Mr. Leuschen and Mr. Lapeyre collectively own a majority of the limited liability company interests of Riverstone Management Group, LLC which is the sole general partner of Riverstone/Gower Mgmt. Co. Holdings, L.P., which is the sole member of Riverstone Holdings II (Cayman) Ltd. Riverstone Holdings II (Cayman) Ltd. is the sole member of RIGL Holdings, LP, which is the investment manager of REL. As a result, Mr. Leuschen and Mr. Lapeyre may be deemed to share beneficial ownership of the shares held by REL. Each such person disclaims any such beneficial ownership.

(c) Except for the transactions described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Ordinary Shares of the Issuer.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4, and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Issuer, DCRN, Sponsor, and certain other shareholders (collectively with Sponsor, the “Reg Rights Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of January 13, 2022 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer filed with the SEC a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer will use commercially reasonable efforts to cause such Resale Registration Statement to remain effective until such securities are sold or otherwise no longer qualify as “Registrable Securities” (as defined in the Registration Rights Agreement). In certain circumstances, the Reg Rights Holders can demand the Issuer’s assistance with underwritten offerings and block trades, and the Reg Rights Holders are entitled to certain piggyback registration rights.

Letter Agreement

On August 10, 2021, Sponsor and certain directors of DCRN entered into a letter agreement with DCRN (the “Letter Agreement”), pursuant to which, among other things, the Founder Shares (as defined therein), the Private Placement Warrants, and any shares of Class A Common Stock issued upon conversion or exercise of the Private Placement Warrants were subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. The lock-up provisions provide that such securities were not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of DCRN’s business combination or (B) subsequent to the business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as may be adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (y) the date on which DCRN completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all stockholders of DCRN having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the Class A Common Stock underlying such warrants, until 30 days after the completion of the DCRN’s business combination, subject to certain exceptions. The lock-up provisions expired on January 13, 2023.

Sponsor Letter

In connection with the execution of the Business Combination Agreement, on May 25, 2021, Sponsor entered into a letter agreement with DCRN, the Issuer and Legacy Tritium (the “Sponsor Letter”), pursuant to which, among other things, Sponsor agreed to (i) waive the anti-dilution rights set forth in DCRN’s charter with respect to the Founder Shares held by it, (ii) (ii) vote all the Class A Common Stock and Founder Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, (iii) not transfer the Founder Shares (or Ordinary Shares issuable upon conversion thereof in the Merger) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property and (iv) not transfer any warrants (or Ordinary Shares issued or issuable upon the exercise of the warrants) until 30 days after the Closing.

This summary is qualified by the actual terms of the Business Combination Agreement, the Backstop Option Agreement, the Subscription Agreement, the Financing Warrant Agreement, the Registration Rights Agreement, the Letter Agreement, and the Sponsor Letter, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 10 of 12 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit

1	Power of Attorney, dated March 2, 2023, granted by Pierre F. Lapeyre, Jr. and David M. Leuschen

2	Joint Filing Agreement, dated March 3, 2023, among Decarbonization Plus Acquisition Sponsor II LLC, Decarbonization Plus Acquisition Sponsor Manager II, LLC, Riverstone Holdings LLC, Pierre F. Lapeyre, Jr. and David M. Leuschen

3	Business Combination Agreement, dated as of May 25, 2021, by and among Decarbonization Plus Acquisition Corporation II, Tritium DCFC Limited, Hulk Merger Sub, Inc. and Tritium Holdings Pty Ltd (filed as Exhibit 2.1 to the Form 8-K filed by DCRN on May 26, 2021 and incorporated herein by reference)

4	First Amendment to the Business Combination Agreement, dated as of July 27, 2021, by and among Decarbonization Plus Acquisition Corporation II, Tritium DCFC Limited, Hulk Merger Sub, Inc. and Tritium Holdings Pty Ltd (filed as Exhibit 2.2 to the Registration Statement on Form F-4 filed by the Issuer on September 24, 2021 and incorporated herein by reference)

5	Form of Option Agreement, dated as of January 13, 2022, by and among Tritium DCFC Limited and certain other parties (filed as Exhibit 10.2 to the Form 6-K filed by the Issuer on January 14, 2022 and incorporated herein by reference)

6	Subscription and Registration Rights Agreement, dated September 2, 2022, by and among Tritium DCFC Limited and certain other parties (filed as Exhibit 10.4 to the Form 6-K filed by the Issuer on September 6, 2022 and incorporated herein by reference)

7	Warrant Agreement, dated as of September 2, 2022, by and among Tritium DCFC Limited, Computershare Inc. and Computershare Trust Company, N.A. (filed as Exhibit 10.5 to the Form 6-K filed by the Issuer on September 6, 2022 and incorporated herein by reference)

8	Amended and Restated Registration Rights Agreement, dated as of January 13, 2022, by and among Tritium DCFC Limited, Decarbonization Plus Acquisition Corporation II, Decarbonization Plus Acquisition Sponsor II LLC and certain other parties (filed as Exhibit 10.1 to the Form 6-K filed by the Issuer on January 14, 2022 and incorporated herein by reference)

9	Letter Agreement, dated as of February 3, 2021, among Decarbonization Plus Acquisition Corporation II, its officers and directors and Sponsor (filed as Exhibit 10.1 to the Form 8-K filed by DCRN on February 9, 2021 and incorporated herein by reference)

10	Sponsor Letter, dated as of May 25, 2021, by and among Decarbonization Plus Acquisition Sponsor II LLC, Decarbonization Plus Acquisition Corporation II, Tritium Holdings Pty Ltd. and Tritium DCFC Limited (filed as Exhibit 10.1 to the Form 8-K filed by DCRN on May 26, 2021 and incorporated herein by reference)

CUSIP No. Q9225T102	SCHEDULE 13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

DECARBONIZATION PLUS ACQUISITION SPONSOR II LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

DECARBONIZATION PLUS ACQUISITION SPONSOR MANAGER II, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

By:	/s/ Peter Haskopoulos, attorney-in-fact
Name: David M. Leuschen

By:	/s/ Peter Haskopoulos, attorney-in-fact
Name: Pierre F. Lapeyre, Jr.

CUSIP No. Q9225T102	SCHEDULE 13D	Page 12 of 12 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

Decarbonization Plus Acquisition Sponsor Manager II, LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Partner, Petra Funds Group, LLC	United States
Stephen Coats	Managing Partner, Petra Funds Group, LLC	United States

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director, Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director, Riverstone Holdings LLC	United States